Form C

SUMMARY PAGE

Name of Issuer: FYEO, INC.

Legal Status of Issuer:

Form: C Corporation

Jurisdiction: Delaware

Date of Organization: 2/19/2021

Physical Address of Issuer: 2720 Xavier Street, Denver, CO 80212

Website of Issuer: fyeo.io

Tax ID: 86-2608750

About Intermediary:

Name of Intermediary through which the Offering will be Conducted: Seedstarter, LLC

CIK of Intermediary: 0001941460

SEC File No. of Intermediary: 007-00382

CRD No. of Intermediary: 323198

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

If the fundraise is successful, Seedstarter shall be compensated with 5.5% of the gross offering amount raised in the offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the securities sold in the Offering.

About Security

Type of Security Offered: Preferred Stock

Target Number of Securities Offered: 10,000

Price: $10

Target Offering Amount: $100,000.00

Oversubscriptions accepted? Yes

Oversubscriptions will be Allocated: At the Intermediary's Discretion

Maximum Offering Amount: $750,000.00

Deadline to reach the Target Offering Amount: 10/31/2024

Date of Offering: 6/11/2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Additional Issuer Details

Number of Full-Time Employees: 5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,227,560	$2,235,252
Cash & Cash Equivalents	$264,656	$320,073
Accounts Receivable	$400,392	$400,392
Current Liabilities	$258,386	$17,396
Long-Term Liabilities	$1,327,686	$1,086,696
Revenues/Sales	$2,285,700	$5,539,400
Costs of Good Sold	$2,195,900	$3,287,900
Taxes Paid	$0	$44,993
Net Income/(Loss)	($291,100)	$1,646,707

Key Person David Garrity was previously registered with the Financial Industry Regulatory Authority (FINRA). While Mr. Garrity was registered he received a suspension for failing to disclose his financial interest in a company of which he was selling securities and did not notify his member firms about opening accounts at other member firms. Without admitting or denying the findings, Mr. Garrity consented to the sanctions, resulting in a $10,000 fine and a 45-day suspension from NASD member firms, effective September 18, 2006, through November 1, 2006. All fines have been paid. Mr. Garrity is no longer registered with FINRA and has maintained an active CFA license. For more information, please search Mr. Garrity at FINRA's BrokerCheck website.

How to Subscribe

Prospective investors in the cash offering may submit subscription agreements through our websites at *www.myseedstarter.com* that will be available within two calendar days of the qualification of this offering circular. Each investor in this offering will be provided with access to an electronic version of the offering circular. We will also enlist the services of a partner to provide anti-money laundering, know-your-customer and other investor verification services. At the time of this offering, that partner is North Capital Private Securities Corporation

We will accept payment of purchase price in U.S. dollars.

Payment sold through the cash offering will be accepted on a rolling basis during the term of the cash offering upon or shortly after submission of a subscription agreement by a potential investor. Issuer will deliver securities to purchasers subject to the terms outlined in this Agreement. Upon any rejection of a subscription or our failure to deliver the securities sold in this offering, all funds received in connection with such subscription will be promptly returned to such investor without interest. Such refund will be paid in an amount of U.S. Dollars equal to the same amount as paid by such investor.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING CIRCULAR

As submitted to the Securities and Exchange Commission on June 11, 2024

Offering Statement

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

i. **Name of Issuer**: FYEO, INC.
ii. **Form: C Corporation**
iii. **Jurisdiction: Delaware**
iv. **Date of Organization: 2/19/2021**
v. **Physical Address of Issuer:** 2720 Xavier Street, Denver, CO 80212
vi. **Website of Issuer: fyeo.io**
vii. **Statements of Eligibility**:

a. Company is not:

1. Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
2. An investment company registered or required to be registered under the Investment Company Act of 1934.
3. Ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 502(a) of Regulation Crowdfunding.
4. A development stage company that has no business plan or has indicated that is business plan is to engage in a merger or acquisition with an unidentified company or companies.
5. Ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of previous failures to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
6. Party to any material legal proceedings. In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years.

i. **Directors of the Company –** Please complete the following Information (add or delete rows as necessary):

Director Name	Director Position (e.g. CEO)	Employer	Year started as Director

Brian J. Gale	Co-CEO	WestWard Ventures	2021
Tammy L. Kahn	Co-CEO	TLK Enterprises	2021
David M. Garrity	CFO	GVA Research	2021
O. Thomas Olofsson	CTO	BT-Block Consulting AB	2021
Mikael Byström	CISO	GSOC AB	2021

ii. **Officers of the Company** – Please complete the following Information (add or delete rows as necessary):

Officer Name	Officer Position (e.g. CEO)	Employer	Year started as Officer
Brian J. Gale	Co-CEO	WestWard Ventures	2021
Tammy L. Kahn	Co-CEO	TLK Enterprises	2021
David M. Garrity	CFO	GVA Research	2021
O. Thomas Olofsson	CTO	BT-Block Consulting AB	2021
Mikael Byström	CISO	GSOC AB	2021

Please include a resume for each officer and director covering at a minimum the past three (3) years. Such resumes shall be attached to this filing as an appendix.

Instruction to (ii): the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

i. **Owners of the Company**– Please complete the following Information (add or delete rows as necessary):

Name of Owner	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
BTBlock Ventures	5,666,667 Common Stock	66.6%
GSOC AB	1,416,667 Common Stock	16.7%
Mikael Björn	1,416,667 Common Stock	16.7%
Unissued Common Stock	1,500,000 Common Stock	N/A

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

FYEO, founded by seasoned entrepreneurs and technical experts with over 20 years of cybersecurity experience, is a premier auditor in the Web3/blockchain space, having completed over 250 security audits. To address the critical issue of digital identity protection and poor password management, FYEO developed KryptPass, a decentralized, self-custody password manager free from centralized server vulnerabilities. KryptPass targets privacy-focused users and cryptocurrency/Web3 enthusiasts, a rapidly growing market segment driven by increasing concerns over digital privacy and security. With millions of individuals engaged in cryptocurrency and Web3 activities, the potential market size for KryptPass is substantial, offering a robust solution for secure, platform-agnostic password management without reliance on controlling entities like Apple or Google.

Instruction to (d): Seedstarter will attach a copy of your offering submitted in your profile to the SEC. As such, you will be liable for any miscommunications, omissions, or false/misleading statements that you provided in your profile/offering.

(e) The current number of employees of the issuer: **The Company currently employs its five officers.**

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

    i.   Risks Related to Company

        a. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

        b. The securities will be subject to substantial restrictions on transferability, and no public market may ever exist where such securities could be freely tradable.

        c. The entire amount of an investor's investment may be lost, and is in a financial condition to bear the loss of the investment.

        d. We are an early stage company and have not yet generated any profits.

            1. Company was recently formed. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the

company reacts to developments in its market, managing its growth and the entry of competitors into the market. Company has incurred a net loss to date and has had no revenues generated since inception to cover operational expenses.

    e. <u>Any valuation of the Company at this stage is difficult to assess</u>.

        1. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

    f. Company will be subject to cyberattacks, security risks and risks of security breaches.

        1. Company is subject to the risk cyberattacks, security risks and risks of security breaches. An attack on or a breach of security of Company could result in a loss of private data, and unauthorized use or transfer of digital assets. Any attack or breach could adversely affect the development and commercialization the Company, which could have a material adverse effect on the value of your securities. Any actual or perceived cyberattack or other security incident may also damage Company's reputation.

(g) The target offering amount and the deadline to reach the target offering amount, including a statement that if the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

    i. The Company is seeking to raise up to $750,000 in total in this offering. The company will raise the money through the cash sale of Preferred Stock. The maximum offering amount is $750,000, which represents the value of securities available to be offered as of the date of this Offering Circular. Under Regulation CF, the company may only offer $5 million in securities during a rolling 12-month period. From time to time, we may seek to qualify additional securities. A minimum of $100,000 must sell in the cash offering in order to conduct a closing in this offering.

    ii. The minimum investment in the general offering is $1,500.

    iii. If an issuer does not complete an offering, the Firm will within five (5) business days:

        a. Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive;

        b. Direct the refund of investor funds; and

        c. Prevent investors from making investment commitments with respect to that offering on its platform.

(h) Whether the issuer will accept investments in excess of the target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis: Yes at the Intermediary's Discretion.

(i) A description of the purpose and intended use of the offering proceeds.

We estimate that the net cash proceeds to us from the sale of the Preferred Stock in this offering will be approximately $700,000, after deducting offering expenses of $50,000 and assuming the maximum proceeds of the cash offering of $750,000 are received, which would require 75,000 shares of Preferred Stock be sold for cash in the cash offering.

The table below shows the estimated net proceeds we would receive from this offering assuming the minimum ($100,000), 50% ($425,000), and 100% of the maximum proceeds ($750,000) from the Preferred Stock we are offering. All amounts listed below are estimates.

	$100K	$425K	$750K
Gross Proceeds	$ 100,000	$ 425,000	$ 750,000
Offering Expenses	$ 14,250	$ 32,125	$ 50,000
Net Proceeds to the Company	$ 85,750	$ 392,875	$ 700,000

The table below sets forth the way we intend to use the net proceeds we receive from this offering, assuming the minimum ($100,000), 50% ($425,000), and 100% of the maximum proceeds ($750,000) from the offering. All amounts listed below are estimates.

	Minimum	50%	Maximum
Operations & Cash Reserves	$ 85,750	$ 85,750	$ 85,750
Research & Development	$ -	$ 150,000	$ 150,000
Marketing & Education	$ -	$ 157,125	$ 464,250
TOTAL	$ 85,750	$ 392,875	$ 700,000

We intend to the proceeds of this offering for general operating capital to support the growth of our business, including but not limited to payment of salaries (including those of directors and officers) and hiring employees and consultants.

The allocation of the net proceeds of the offering as set forth above represents the company's estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the company's management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the actual expenditures will depend upon numerous factors, including market conditions, cash generated from the company's operations (if any), business developments and the rate of the company's growth. The company may it necessary or advisable to use portions of the proceeds from this offering for other purposes.

If the company does not raise the entire amount it is seeking, then the company may attempt to raise additional funds through private offerings of its securities or by borrowing funds. The company does not have any committed sources of financing.

(j) A description of the process to complete the transaction or cancel an investment commitment.
   i. Q: How will the issuer complete the transaction and deliver securities to the investors?
      a. A: Interests will be issued to investors in book entry form. Investor's investments will be recorded in each investor's "Investor Dashboard" page.
   ii. Q: How will the issuer complete the transaction and deliver securities to the investors?
      a. Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
      b. The intermediary will notify investors when the target offering amount has been met;
      c. If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
      d. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;
   iii. Q: What is the company's right to cancel?
      a. The company has the right to cancel for any reason before the offering deadline.
(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.
   i. If there is a material change to the terms of an offering or to the information provided by the issuer, the Firm will notify each investor who has made an investment commitment of the material change and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, the Firm within five (5) business days thereafter must: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds. If material changes to the offering or to the information provided by the issuer regarding the offering occur within five

business days of the maximum number of days that an offering is to remain open, the offering must be extended to allow for a period of five business days for the investor to reconfirm his or her investment.

(l) The price to the public of the securities or the method for determining the price, provided that, prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

    i.   <u>About Security</u>

Type of Security Offered: Preferred Stock

Target Number of Securities Offered: 10,000

Price: $10

Target Offering Amount: $100,000.00

Oversubscriptions accepted? Yes

Oversubscriptions will be Allocated: At the Intermediary's Discretion

Maximum Offering Amount: $750,000.00

Deadline to reach the Target Offering Amount: 10/31/2024

Date of Offering: 6/11/2024

<u>Any valuation of the Company at this stage is difficult to assess</u>. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

(m) A description of the ownership and capital structure of the issuer.

    i.   Q: The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

        a.   A: To view a copy of the [Name of Agreement] please see the Appendices to this Circular, titled Investment Contract.

    ii.   Q: A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the Preferred Stock;

        a.   A: TBD

    iii.   Q: The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of

the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   a. A: See table below.

Name of Owner	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
BTblock Ventures	5,666,667 Common Stock	66.6%
GSOC AB	1,416,667 Common Stock	16.7%
Mikael Björn	1,416,667 Common Stock	16.7%
Unissued Common Stock	1,500,000 Common Stock	N/A

    iv.   Q: How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;
   a. A: TBD

    v.   Q: The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and
   a. A: TBD

    vi.   Q: A description of the restrictions on transfer of the securities, as set forth in § 227.501
   a. A:TBD

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

About Intermediary:

Name of Intermediary through which the Offering will be Conducted: Seedstarter, LLC

CIK of Intermediary: 0001941460

SEC File No. of Intermediary: 007-00382

CRD No. of Intermediary: 323198

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
   (1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
      a. If the fundraise is successful, Seedstarter shall be compensated with 5.5% of the gross offering amount raised in the offering.

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

  a. The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the securities sold in the Offering.

(p) Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note: You should read the following discussion and analysis of Company's financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this offering circular. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors," "Information Regarding Forward Looking Statements" and in other parts of this offering circular.

 i. Operating Results
  a. FYEO was founded on 2/19/2021 as a Delaware C-corporation. As of the time of this offering, we have commenced operations and have had $2,227,560 in revenue, with a net loss ($291,100) as of the year ending 12/31/2023.

 ii. Liquidity and Capital Resources
  a. As of 12/31/2023, we had cash of $262,656. To date, the capital available to Company has resulted the reinvestment of net profits from operations and the issuance of SAFE notes. Our future resources and capital requirements will depend on numerous factors, including, but not limited to: the success of this Offering, the success of other potential offerings as described herein, and customer adoption of the Company's software and services product offerings.

 iii. Plan of Operations
  a. During 2Q24, the Company will release its patented decentralized password manager, KryptPass. The initial version 1.0 release will be free to individual users. The product road map calls for the launch of subscription-based premium features over the balance of 2024 and during 2025. At present, assuming the successful completion of this offering to its maximum amount, the Company expects full year 2024 to be modestly profitable with revenues in excess of $2,000,000 and pretax profits in excess of $200,000.
  b. We do not expect to need to require raising additional funds if the offering is successful.

 iv. Trend Information.
  a. For the first four months of 2024, total revenues have increased modestly (+1.4%) to $1,303,108 while the Company has returned to operating pre-tax profitability of $527,540 as compared with a prior year pre-tax operating loss for the first four months of 2023 of (197,297). The profitability improvement reflects cost reduction efforts the Company implemented in 2Q23 and 3Q23.

(q) Financial Information – include financial statements covering the two most recently completed fiscal years or the period(s) since inception.

      i.   Refer to the Appendices – Financial Statements.

(r) Stakeholder Eligibility – With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

    i.   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement of any felony or misdemeanor:

        a. In connection with the purchase or sale of any security? ☐YES ☒NO

        b. Involving the making of any false filing with the Commission? ☐YES ☒NO

        c. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities? ☐YES ☒NO

    ii.   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

        a. In connection with the purchase or sale of any security? ☐YES ☒NO

        b. Involving the making of any false filing with the Commission? ☐YES ☒NO

        c. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐YES ☒NO

    iii. Is any such person subject to final order of a state securities commission (or and agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the US Commodity Futures Trading Commission; or the National Credit Union Administration that:

        a. At the time of the filing of this offering statement bars the person from:

            1. Association with an entity regulated by such commission, authority, agency or officer? ☐YES ☒NO

            2. Engaging in the business of securities, insurance or banking? ☐YES ☒NO

            3. Engaging in savings association or credit union activities? ☐YES ☒NO

      b.   Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

         1. ☐YES ☒NO

iv.   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      a.   Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐YES ☒NO

      b.   Places limitations on the activities, functions or operations of such person? ☐YES ☒NO

      c.   Bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐YES ☒NO

v.   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      a.   Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐YES ☒NO

      b.   Section 5 of the Securities Act? ☐YES ☒NO

vi.   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐YES ☒NO

vii.   Is any such person filed (as a registrant or issuer) or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐YES ☒NO

viii.   Is any such person subject to a United States Postal Service false representation order entered withing five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person at the time of filing of this offering statement subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United State Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐YES ☒NO

(s) Escrow of Funds

We have executed an Escrow Agreement with North Capital Private Securities Corporation (the "Escrow Agreement") pursuant to which North Capital shall serve as the Escrow Facilitator (the "Escrow Facilitator") in connection with this Offering. All monies collected from prospective purchasers of securities will be held in a separate escrowed non-interest bearing bank account at the Escrow Facilitator (the "Escrow Account") for the benefit of the investors in accordance with Rule 15c2-4 under the Exchange Act.

All payments made by investors for the purchase of securities in connection with this offering will be made directly to the Escrow Facilitator and placed in the Escrow Account. Funds will not be released to the Company until the Minimum Amount is raised. Once the Minimum Amount is raised, the Company may have an initial closing and direct that the Escrow Facilitator disburse the funds in the Escrow Account. Thereafter, the Company may have additional closings from time to time on any further amounts delivered to the Escrow Facilitator until the Termination Date (i.e., 90 45 days after the Commencement Date).

The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or electronic transfers) which are received from prospective purchasers of securities and are delivered to the Escrow Facilitator, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds.

Simultaneously with each deposit to the Escrow Account, Issuer shall inform the Escrow Facilitator about the subscription information for each prospective purchaser. Upon the Escrow Facilitator's receipt of such monies, they shall be credited to and deposited into the Escrow Account. The Escrow Facilitator shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Electronic transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Facilitator has received in writing the subscription information required with respect to such payments.

Proceeds deposited in escrow with the Escrow Facilitator may not be withdrawn by investors prior to the Termination Date. All such proceeds will be placed in a non-interest-bearing account pending such time. We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned promptly by the Escrow Facilitator to the subscriber, without interest or deductions. Generally, subscriptions for securities will be accepted or rejected within three (3) business days after we receive them.

We have agreed to pay the Escrow Facilitator a fee for acting as Escrow Facilitator. The amount of the fee will vary depending on the number of investors that acquire securities.